Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Releases 2022 ESG Report

Saskatoon, Saskatchewan, Canada, July 6, 2023 ..    .    .    .    .    .    .    .    .    .     ..    .    .

Cameco (TSX: CCO; NYSE: CCJ) released its 2022 Environmental, Social, Governance (ESG) Report today. The report illustrates Cameco’s integration of ESG principles and practices in its overall strategy and day-to-day operations, including 2022 performance metrics and feature stories highlighting the company’s ESG commitments and targets.

In this report, Cameco has incorporated relevant Sustainability Accounting Standards Board (SASB) ESG performance indicators and continued its progress toward integrating the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). The report can be downloaded or read online at https://www.cameco.com/esg.

“This is Cameco’s 18th annual report on our sustainability performance, capturing a year that was transformative for our company,” said Cameco President and CEO Tim Gitzel. “We believe that our sustained focus on the ESG principles highlighted in this report contributed to our success as a company. We continued to focus on the safety of our people, collaboration with partner communities, protection of the environment, development and diversification of our workforce, and advancing innovation. We firmly believe that our emphasis on continuous improvement will generate added value for stakeholders in the years to come, and the 2022 ESG performance results published today are a testament to our people and that commitment to continuous improvement.”

The 2022 ESG Report includes several notable highlights for Cameco:

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We completed our Low Carbon Transition Plan that maps out our net-zero alignment and pathways. A new target was set to reduce our Scope 1 and Scope 2 GHG emissions by 30% by 2030, from our 2015 base year.

•	Cameco completed a physical risk assessment for each of our four northern Saskatchewan operations.

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Cameco marked more than 10 years of supporting the Eastern Athabasca Regional Monitoring Program in collaboration with industry, government, and communities. The 2022 results from this long-term environmental monitoring program once again show that traditionally harvested foods continue to be safe and healthy dietary choices for residents of the Athabasca Basin.

•	Cameco remained one of Canada’s largest employers of Indigenous people, with individuals of First Nations or Métis heritage comprising 50% of the workforce at our operations in northern Saskatchewan.

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We purchased 80% of the services used at our mines and mills in northern Saskatchewan from local companies and suppliers. Over the past three years, Cameco has spent more than $357 million procuring services from local businesses within the region.

•	Cameco provided 12 paid temporary work placements for Residents of Saskatchewan’s North (RSN) at our mining/milling operations, with six of the positions designated for female RSNs.

•	An Elder’s Advisory Program was developed, under which we intend to employ Indigenous Elders at each of our northern Saskatchewan operations starting in 2023.

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For the restarts of the McArthur River mine and Key Lake mill, a goal was set for the workforce at the two sites to have a greater proportion of women and Indigenous people than the 2017 pre-shutdown representation levels. This goal was achieved with 15% female (up from 11% pre-shutdown) and 51% Indigenous representation (up from 48%).

•	All Cameco employees completed Code of Conduct and Ethics online training in 2022, as well as an information security course.

•	In 2022, Cameco’s board members and executives participated in climate-focused education sessions presented by a third-party expert.

“At Cameco, we aim to be good corporate citizens, not only because it’s an expectation of our stakeholders but because it’s the right thing to do,” Gitzel said. “As a global company aiming to support a clean energy future, we strive to operate responsibly, sustainably, and respectfully. Our commitment to integrating ESG into all aspects of our business and reporting our progress through our annual ESG report provides transparency and accountability to our workers, partner communities, investors, customers, governments, and the public.”

Cameco’s board of directors and executive team oversee the company’s ESG strategy, execution, and reporting. For the second year, a report on a third-party limited assurance on a number of performance indicators is included. In addition to SASB and TCFD, the report contains other key ESG performance indicators that we believe have an important bearing on Cameco’s long-term sustainability, some of which are unique to our company and some of which are based on the GRI Standards framework that we used as the basis of our sustainability reporting prior to 2020.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements considered to be forward-looking information or forward-looking statements under Canadian and U.S. securities laws (which we refer to as forward-looking information), including: our views on the transition to a low-carbon economy, the demand for clean electricity, and the role of nuclear energy; our expectations regarding Cameco’s role and the role of nuclear power more generally in combatting climate change; our target of reducing Cameco’s GHG footprint and ambition of reaching net-zero emissions; our key ESG goals; our expectation that we will continue to progress in addressing TCFD recommendations; and our commitment to a safe and diverse workforce. This forward-looking information is based on a number of assumptions, including assumptions regarding: carbon emission reduction, the demand for clean energy and the contribution that could be made by nuclear energy to reduce climate change; our assumption that our GHG footprint reduction targets can be achieved; and our ability to advance our ESG goals and address TCFD recommendations. This information is subject to a number of risks, including: the risk that carbon reduction goals may not be achieved within the expected timeframe, if at all; the risk that the demand for clean electricity will not meet the level we expect, or that nuclear energy will not make the contribution to carbon reduction that we expect; the risk that we may not be successful in achieving our GHG footprint reduction and carbon emission goals; the risk that our estimates and forecasts and the data underlying them may be inaccurate; and the risk that we will face unexpected challenges or delays in advancing our ESG goals or addressing TCFD recommendations. Additional assumptions and risks are detailed in the Caution About Forward-Looking Information in our ESG Report and pages 4-6 of our Management’s Discussion and Analysis. The forward-looking information in this news release represents our current views, and actual results may differ significantly. Forward-looking information is designed to help you understand our current views, and may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com